UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-38712

Pintec Technology Holdings Limited

9/F Heng An Building

No. 17, East 3rd Ring Road

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Management of Pintec Technology Holdings Limited

Mr. Ran Ren has resigned as the chief scientist of Pintec Technology Holdings Limited, effective August 7, 2019. Pintec is grateful to Mr. Ren for his valuable contributions over the past years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

	By	:	/s/ Steven Yuan Ning Sim
	Name	:	Steven Yuan Ning Sim
	Title	:	Chief Financial Officer

Date: August 8, 2019